Exhibit 99.1

Former Texas Instruments Executive, Bing Xie Joins Huami’s Board as Independent Director

BEIJING and CUPERTINO, Calif., Nov. 22, 2020 /PRNewswire/ — Huami Corp. (NYSE: HMI) today announced that it appointed Mr. Bing Xie, former Texas Instruments (TI) executive officer and senior vice president of worldwide sales and applications, as an independent director on Huami’s board. Mr. Xie will serve on the board’s Audit, Compensation, Nominating, Corporate Governance and the AI and Big Data Ethics Committees.

Over a 21-year career at Texas Instruments, Mr. Xie most recently led the worldwide sales and applications teams. He was previously TI’s president of Greater China (China, Taiwan, Hong Kong). Mr. Xie started his career at Hewlett-Packard, and later joined Bay Networks and 3Com. He has lived and worked in China, Italy, America and Canada. Mr. Xie holds a bachelor of science degree in electronics engineering from Xidian University, and an MBA from Clemson University.

“I am very happy that Xie Bing can join the board of directors,” said Wang Huang, chairman and CEO of Huami Corp.” He has extensive experience and global vision obtained from working with Texas Instruments. With his leadership, I believe he can help Huami better lay out the company’s strategy toward the smart IOT industry, and further promote the implementation of our health and medical strategies.”

Mr. Xie joins current standing board members Mr. De Liu, co-founder and a senior vice president of Xiaomi; Dr. Hongjiang Zhang, retired chief executive officer of Kingsoft (a Hong Kong listed company 03888.HK), former chief technology officer of Asia-Pacific R&D and Distinguished Scientist at Microsoft; Mr. Jimmy Lai, retired chief financial officer of China Online Education Group; Ms. Yunfen Lu, co-founder and vice president of Huami Corp.; and Mr. Xiaojun Zhang, co-founder and vice president of Huami Corp.

About Huami Corporation (NYSE: HMI)

Huami’s mission is to connect health with technology. Since its inception in 2013, Huami has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and analytics services for industry. In 2019, Huami shipped 42.3 million smart watches and fitness bands, including its own Amazfit brand, and products developed and manufactured for Xiaomi, comprising 26% of global category shipments[1] . Huami Corp is based in Hefei, China, with U.S. operations, Huami-USA, based in Cupertino, Calif.

For more information, please visit https://www.huami.com/investor/pages/company-profile

[1] IDC, Correcting and Replacing Shipments of Wearable Devices, 3/10/20

For investor and media inquiries, please contact:

In China:

Investors: Grace Zhang, ir@huami.com

Media: Ken Cao, press@huami.com

In the United States:

Investors: Brad Samson, brad.samson@huami-usa.com, 714-955-3951

Media: Lydia Huang, lydia.huang@huami-usa.com, 407-800-5625

SOURCE Huami Corporation